UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES CONSIDERATION FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – April 7, 2021 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the consideration for the previously announced cash tender offers by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of PGF’s outstanding U.S. dollar-denominated notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The following table sets forth certain information about the Offers, including the applicable consideration that holders of Notes are eligible to receive for Notes validly tendered and accepted in the Offers and the offer yield for each series of Notes, in each case as calculated at 11:00 a.m. (New York City time) today.

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)	Offer Yield	Consideration(2)
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	1	US$548,480,000	1.625% UST due 11/15/50	FIT1	+ 296	5.294%	US$1,042.76
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	2	US$3,930,399,000	1.125% UST due 02/15/31	FIT1	+ 281	4.461%	US$1,045.34
6.750% Global Notes Due June 2050(3)	71647NBG3 / US71647NBG34	3	US$1,726,250,000	1.625% UST due 11/15/50	FIT1	+ 385	6.184%	US$1,075.43
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	4	US$2,047,937,000	1.625% UST due 11/15/50	FIT1	+ 378	6.114%	US$1,104.60
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	5	US$1,000,400,000	1.125% UST due 02/15/31	FIT1	+ 255	4.201%	US$1,102.08
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	6	US$2,040,578,000	1.125% UST due 02/15/31	FIT1	+ 251	4.161%	US$1,107.70
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	7	US$1,109,754,000	0.750% UST due 03/31/26	FIT1	+ 152	2.376%	US$1,105.35
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	8	US$795,071,000	0.250% UST due 03/15/24	FIT1	+ 197	2.292%	US$1,111.54
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	9	US$1,058,788,000	1.625% UST due 11/15/50	FIT1	+ 336	5.694%	US$1,124.30
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	10	US$1,028,905,000	1.625% UST due 11/15/50	FIT1	+ 336	5.694%	US$1,135.00
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	11	US$1,647,605,000	1.625% UST due 11/15/50	FIT1	+ 367	6.004%	US$1,154.01
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	12	US$1,832,653,000	0.750% UST due 03/31/26	FIT1	+ 274	3.596%	US$1,195.07

_______________________________

(1) Including Notes held by Petrobras or its affiliates.

(2) Per US$1,000 principal amount of Notes validly tendered and accepted for purchase, based on the fixed spread for the applicable series of Notes plus the yield calculated to the applicable maturity date or par call date, as applicable, based on the bid-side price of the Reference U.S. Treasury Security for that series as of 11:00 a.m. (New York City time) today. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase through the Settlement Date (as defined below), which will be payable in cash.

(3) The par call date for this series of Notes is December 3, 2049, or six months prior to the scheduled maturity date.

The Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated March 31, 2021, and the accompanying notice of guaranteed delivery (together, the “Offer Documents”).

The Offers will expire at 5:00 p.m., New York City time, today unless extended with respect to an Offer. The settlement date with respect to the Offers is expected to occur on April 12, 2021 (the “Settlement Date”).

# # #

PGF has engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Mizuho Securities USA LLC and Morgan Stanley & Co. LLC to act as dealer managers with respect to the Offers (the “Dealer Managers”). Global Bondholder Services Corporation is acting as the depositary and information agent for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities.

The Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BNP Paribas Securities Corp. collect at +1 (212) 841-3059 or toll free at +1 (888) 210-4358, Banco Bradesco BBI S.A. at +1 (646) 432-6643, Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (toll free) or +1 (212) 261-7802 (collect), Mizuho Securities USA LLC collect at +1 (212) 205-7736 or +1 (866) 271-7403 (toll free) and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Offers are being made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

 This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase, dated March 31, 2021, relating to the previously announced tender offer by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: April 7, 2021